Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
China Life Insurance Company Limited (the “Company”)
Announcement on Related Party Transaction
Highlights:
•	The Transaction: The Company proposes to make a negotiated deposit of RMB 2.5 billion at Guangdong Development Bank (the “GDB”).

•	Abstention of Related Persons: The eleventh interim meeting of the third session of the Board of Directors of the Company (the “Board”) reviewed and passed the proposal of the Company on a negotiated deposit at GDB, consented to the Company’s such negotiated deposit at GDB, and Mr. Wan Feng, a related director, abstained from voting.

•	Effect of the Transaction on the Company: The Company has taken advantage of market opportunities to increase the interest rate of the negotiated deposit under this agreement, which will be helpful to mitigate the Company’s pressure in investments and to increase investment yields.

I.	General Description of the Transaction
The Company proposes to make a negotiated deposit of RMB 2.5 billion at GDB, with a deposit term of 64 months (the “Transaction”) and a fixed interest rate, which is 5.5% per annum. The Transaction constitutes a related party transaction of the Company.
II.	Introduction of the Related Party and its Relationship with the Company
GDB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by the People’s Bank of China (the “PBOC”) and other China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in GDB.

Commission File Number 001-31914
Currently, Mr. Wan Feng, Executive Director and President of the Company, and Mr. Liu Jiade, Vice President of the Company, both nominated by the Company, are serving as directors of GDB. As such, GDB constitutes a related legal person of the Company.
III.	Strategy and Basis of Pricing
The interest rate to be applied to the negotiated deposits will be fixed and at 5.5% per annum. It is fair, equitable and in line with the business needs of both the Company and GDB.
IV.	Purpose of the Transaction and the Effect on the Company
The Company believes that the Transaction falls within the ordinary business scope of the Company, complies with the market principles of equity and justice, and the pricing is fair and equitable. The Company is not aware of any harm to its interest and the Transaction will not have an adverse effect on the independence of the Company. The Company has taken advantage of market opportunities to increase the interest rate of the negotiated deposit under this agreement, which will be helpful to mitigate the Company’s pressure in investments and to increase investment yields.
V.	Procedures of Review
1.	The Transaction was approved by the eleventh interim meeting of the third session of the Board. Wan Feng, as a related director, abstained from voting. All of the unrelated directors voted in favor of the Transaction unanimously.

2.	All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the Transaction to the Board for review, and provided the following comments: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions under the negotiated deposits agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.
VI.	Documents Available for Review
1.	Written resolution of the eleventh interim meeting of the third session of the Board of China Life Insurance Company Limited;

2.	Pre-approval by independent directors on the Transaction;

3.	Independent opinion on the Transaction by independent directors;

4.	The negotiated deposits agreement entered into by and between the Company and GDB.
Board of Directors
China Life Insurance Company Limited
March 2, 2011